UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 1, 2017, The Stars Group Inc., formerly Amaya Inc. (the “Company”), issued a news release announcing, among other matters, the completion of its corporate name change to The Stars Group Inc. (the “Name Change”), the continuance of the Company under the Business Corporations Act (Ontario) pursuant to which it has become an Ontario corporation (the “Continuance”), the move of its head office from Montreal to Toronto, and the change of its ticker symbols. The Company also announced the release date of its second quarter 2017 financial results and conference call and webcast details relating to the same. A copy of the news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the Name Change and Continuance, the Company also filed on SEDAR at www.sedar.com its Articles of Continuance and new General By-Laws, and in accordance with past practice has attached as exhibits to this Form 6-K its new Common Share Certificate Specimen and Class A Convertible Preferred Share Certificate Specimen. Copies of each of the foregoing are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: August 1, 2017	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated August 1, 2017

99.2	Articles of Continuance of The Stars Group Inc.

99.3	General By-Laws of The Stars Group Inc.

99.4	Common Share Certificate Specimen

99.5	Class A Convertible Preferred Share Certificate Specimen